UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of Januery, 2005


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 12, 2005, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2004. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2005 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2005 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.


                               By: /s/ Germain Lamonde
                                   -----------------------
                                   Name:   Germain Lamonde
                                   Title:  President and Chief Executive Officer



Date: January 14, 2005

[GRAPHIC OMITTED]
[LOGO - EXFO]

       Corporate Headquarters > 400 Godin Avenue, Vanier (Quebec) G1M 2K2 CANADA
                     Tel:  1 418 683-0211 | Fax:  1 418 683-2170 | info@exfo.com
================================================================================
                                                                    www.exfo.com
                                                                    ------------


EXFO INCREASES SALES AND BOOKINGS FOR A FIFTH CONSECUTIVE QUARTER

o    REACHED US$21.6 MILLION AND US$23.3 MILLION IN SALES AND BOOKINGS,
     RESPECTIVELY

o    GENERATED 42.7% OF SALES FROM PRODUCTS ON THE MARKET TWO YEARS OR LESS

o ENHANCED PROTOCOL TEST OFFERING WITH NEXT-GENERATION SONET/SDH AND VOIP/IP VIDEO TEST FUNCTIONALITIES

QUEBEC CITY, CANADA, January 12, 2005--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) reported today sales and bookings growth for a fifth consecutive quarter.

Sales increased 35.3% to US$21.6 million in the first quarter ended November 30, 2004, from US$16.0 million in the first quarter of fiscal 2004 and 1.2% from US$21.3 million in the fourth quarter of 2004. Net bookings increased 37.9% to US$23.3 million in the first quarter of fiscal 2005 from US$16.9 million in the same period last year and 14.2% from US$20.4 million in the fourth quarter of 2004.

Gross margin accounted for 52.7% of sales in the first quarter of fiscal 2005 compared to 51.0% in the first quarter of 2004 and 55.1% in the fourth quarter of 2004.

GAAP net loss in the first quarter of fiscal 2005 totaled US$2.4 million, or US$0.03 per share, compared to US$2.0 million, or US$0.03 per share, in the same period last year and US$2.3 million, or US$0.03 per share, in the fourth quarter of 2004. On a pro forma basis*, net loss in the first quarter of fiscal 2005 amounted to US$814,000, or US$0.01 per share, compared to US$2.1 million, or US$0.03 per share in the first quarter of 2004 and net earnings of US$1.4 million, or US$0.02 per share, in the fourth quarter of 2004.

Included in the GAAP and pro forma figures of the first quarter of fiscal 2005 is a foreign-exchange loss of US$1.0 million due to the strength of the Canadian dollar versus the US dollar.

"I am really pleased with our fifth consecutive quarter of sales and bookings growth, increases in the mid-30% range for these respective metrics year-over-year and the recent contract win with an additional US-based Tier-1 network service provider," said Germain Lamonde, EXFO's Chairman, President and CEO. "On the strength of our continued R&D investments, leadership position in the fiber-to-the-whatever (FTTx) market, differentiated new protocol test offering, and increased sales and marketing intensity, we are confident of achieving our targeted sales growth of 20% year-over-year."

"The sudden 10% increase of the Canadian dollar in the last quarter certainly affected our profitability, even with our hedging policies," Mr. Lamonde added. "Nevertheless, we remain more than ever committed to returning to profitability on a pro forma basis in fiscal 2005."

[GRAPHIC OMITTED]
[LOGO - EXFO]

SEGMENTED RESULTS
(IN MILLIONS OF US DOLLARS)

                                            SALES                             EARNINGS (LOSS) FROM OPERATIONS
                            ---------------------------------------        ---------------------------------------
                               Q1 2005       Q4 2004       Q1 2004           Q1 2005       Q4 2004        Q1 2004
                            -----------   -----------    ----------        ----------    -----------    ----------
BUSINESS SEGMENT
Telecom Division               $  17.4       $  16.8       $  12.2            ($1.0)         $ 0.0         ($2.4)
Photonics and Life
Sciences Division              $   4.2       $   4.5       $   3.8            ($0.3)         ($2.1)        ($0.7)
                            -----------   -----------    ----------        ----------    -----------    ----------
TOTAL                          $  21.6       $  21.3       $  16.0            ($1.3)         ($2.1)        ($3.1)
                            ===========   ===========    ==========        ==========    ===========    ==========

OPERATING EXPENSES

Selling and administrative expenses amounted to US$7.4 million, or 34.3% of sales, for the first quarter of fiscal 2005 compared to US$5.9 million, or 36.7% of sales, for the same period last year and US$6.3 million, or 29.8% of sales, for the fourth quarter of 2004.

Gross research and development expenses totaled US$3.8 million, or 17.6% of sales, in the first quarter of fiscal 2005 compared to US$3.6 million, or 22.4% of sales, in the first quarter of 2004 and US$3.6 million, or 17.0% of sales, in the fourth quarter of 2004.

FIRST-QUARTER BUSINESS HIGHLIGHTS

     o Confirming its leadership position in the rapidly growing FTTx test market, EXFO shipped several FTTx-related orders to a Tier-1 network service provider who accounted for 25.0% of total sales in the first quarter of 2005. Subsequent to the quarter-end, EXFO also announced that a suite of FTTx products has been certified by a second major US-based network service provider on an exclusive basis for the next four years.

     o Leveraging its ongoing R&D investments, EXFO launched seven products in the first quarter of 2005, including a next-generation SONET/SDH analyzer for testing IP networks, an Ethernet test solution with voice-over-IP (VoIP) test capabilities, and an optical spectrum analyzer for coarse wavelength division multiplexing (CWDM) applications in metro and access networks. Sales from new products that have been on the market two years or less rose to 42.7% of sales in the first quarter of 2005.

     o EXFO's ongoing efforts to renew with profitability were impeded in the first quarter of 2005 by a 9.6% increase in the Canadian dollar versus the US dollar. This rapid and significant increase not only generated a foreign-exchange loss of US$1.0 million, but also flowed through EXFO's entire statement of earnings since a significant amount of the company's operating expenses are denominated in Canadian dollars.


BUSINESS OUTLOOK

EXFO forecasts sales between US$21.0 million and US$24.0 million and a GAAP net loss between US$0.03 and US$0.00 per share for the second quarter of fiscal 2005. Excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items, the company expects to report pro forma net loss/earnings between a loss of US$0.01 per share and earnings of US$0.02 per share.

[GRAPHIC OMITTED]
[LOGO - EXFO]


CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 10 a.m. (EST) to review its financial results for fiscal 2004 during the course of its Annual and Special Meeting of Shareholders and cover first-quarter results for fiscal 2005. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9748. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until January 19, 2004. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

RECONCILIATION OF PRO FORMA NET EARNINGS (LOSS) WITH GAAP NET LOSS

* PRO FORMA NET EARNINGS (LOSS) REPRESENTS NET LOSS EXCLUDING STOCK-BASED COMPENSATION COSTS, AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND AN UNUSUAL TAX RECOVERY. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

ACTUAL RESULTS
                                                             THREE MONTHS ENDED
                                                                NOVEMBER 30,
                                                           --------------------
                                                             2004         2003
                                                           -------      -------

                                                                 (UNAUDITED)

NET LOSS IN ACCORDANCE WITH GAAP                           $(2,373)     $(2,008)

PRO FORMA ADJUSTMENTS:
STOCK-BASED COMPENSATION COSTS                                 137            5
AMORTIZATION OF INTANGIBLE ASSETS                            1,222        1,285
RESTRUCTURING CHARGES                                          200           --
UNUSUAL TAX RECOVERY                                            --       (1,406)
                                                           -------      -------

PRO FORMA NET LOSS                                         $  (814)     $(2,124)
                                                           =======      =======


BASIC AND DILUTED NET LOSS PER SHARE IN
   ACCORDANCE WITH GAAP                                    $ (0.03)     $ (0.03)


BASIC AND DILUTED PRO FORMA NET LOSS PER SHARE             $ (0.01)     $ (0.03)



OUTLOOK
                                                            THREE MONTHS ENDING
                                                             FEBRUARY 28, 2005
                                                           --------------------

                                                               (UNAUDITED)

BASIC AND DILUTED NET LOSS PER SHARE IN
    ACCORDANCE WITH GAAP                              FROM $ (0.03) TO  $  0.00

PRO FORMA ADJUSTMENTS:
STOCK-BASED COMPENSATIONS COSTS                               0.00         0.00
AMORTIZATION OF INTANGIBLE ASSETS                             0.02         0.02
RESTRUCTURING CHARGES                                         0.00         0.00
                                                           -------      -------

 BASIC AND DILUTED PRO FORMA NET EARNING
    (LOSS) PER SHARE                                  FROM $ (0.01) TO  $  0.02
                                                           =======      =======


EXFO DISCLOSES PRO FORMA FINANCIAL DATA IN ORDER TO PROVIDE SUPPLEMENTAL INFORMATION REGARDING ITS RESULTS OF OPERATIONS AND TO ENHANCE INVESTORS' OVERALL UNDERSTANDING OF ITS CORE FINANCIAL PERFORMANCE AND ITS PROSPECTS FOR THE FUTURE. EXFO BELIEVES THAT INVESTORS BENEFIT FROM SEEING ITS RESULTS THROUGH THE EYES OF MANAGEMENT IN ADDITION TO SEEING THE GAAP INFORMATION. THIS NON-GAAP INFORMATION FACILITATES MANAGEMENT'S COMPARISON OF CURRENT RESULTS WITH THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND STRATEGIC PLAN AND WITH THOSE OF ITS PEERS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE TO, GAAP AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

[GRAPHIC OMITTED]
[LOGO - EXFO]


ABOUT EXFO

EXFO is a recognized test and measurement expert in the global telecommuni-cations industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences and high-precision assembly sectors. For more information about EXFO, visit www.exfo.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including economic uncertainty; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

                                      -30-

FOR MORE INFORMATION
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733 VANCE.OLIVER@EXFO.COM

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                     INTERIM CONSOLIDATED BALANCE SHEETYEARS

                          (in thousands of US dollars)


                                                                                AS AT           AS AT
                                                                             NOVEMBER 30,     AUGUST 31,
                                                                                 2004            2004
                                                                             ------------     ----------
                                                                             (UNAUDITED)
 ASSETS

 CURRENT ASSETS
 Cash                                                                         $   4,848       $   5,159
 Short-term investments                                                          93,726          83,969
 Accounts receivable
      Trade, less allowance for doubtful accounts of $575
          ($510 as at August 31, 2004)                                           12,850          12,080
      Other                                                                       1,887           1,532
 Income taxes and tax credits recoverable                                         7,954           7,836
 Inventories (note 4)                                                            17,959          15,371
 Prepaid expenses                                                                 1,660           1,513
                                                                              ---------       ---------
                                                                                140,884         127,460

 INCOME TAXES AND TAX CREDITS RECOVERABLE                                           879             449

 PROPERTY, PLANT AND EQUIPMENT                                                   16,212          15,442

 LONG-LIVED ASSET HELD FOR SALE                                                   1,600           1,600

 INTANGIBLE ASSETS                                                                9,141           9,447

 GOODWILL                                                                        20,344          18,393
                                                                              ---------       ---------
                                                                              $ 189,060       $ 172,791
                                                                              =========       =========

 LIABILITIES

 CURRENT LIABILITIES
 Accounts payable and accrued liabilities (note 5)                            $  12,863       $  11,393
 Deferred revenue                                                                 1,132             805
 Current portion of long-term debt                                                  122             121
                                                                              ---------       ---------
                                                                                 14,117          12,319

 DEFERRED REVENUE                                                                 1,403           1,123

 DEFERRED GRANTS                                                                  1,870           1,690

 LONG-TERM DEBT                                                                     303             332
                                                                              ---------       ---------
                                                                                 17,693          15,464
                                                                              ---------       ---------
 CONTINGENCY (note 8)

 SHAREHOLDERS' EQUITY

 Share capital                                                                  521,819         521,733
 Contributed surplus                                                              2,123           1,986
 Cumulative translation adjustment                                               30,010          13,820
 Deficit                                                                       (382,585)       (380,212)
                                                                              ---------       ---------
                                                                                171,367         157,327
                                                                              ---------       ---------
                                                                              $ 189,060       $ 172,791
                                                                              =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                                             THREE MONTHS ENDED
                                                                                 NOVEMBER 30,
                                                                           ----------------------
                                                                               2004          2003
                                                                           --------      --------
SALES                                                                      $ 21,597      $ 15,962

COST OF SALES (1,2)                                                          10,225         7,815
                                                                           --------      --------
GROSS MARGIN                                                                 11,372         8,147
                                                                           --------      --------

OPERATING EXPENSES
Selling and administrative(1)                                                 7,413         5,857
Net research and development(1) (note 6)                                      2,780         2,829
Amortization of property, plant and equipment                                 1,094         1,321
Amortization of intangible assets                                             1,222         1,285
Restructuring charges (note 3)                                                  200            --
                                                                           --------      --------
TOTAL OPERATING EXPENSES                                                     12,709        11,292
                                                                           --------      --------

LOSS FROM OPERATIONS                                                         (1,337)       (3,145)

Interest and other income                                                       724           156
Foreign exchange loss                                                        (1,035)         (470)
                                                                           --------      --------

LOSS BEFORE INCOME TAXES                                                     (1,648)       (3,459)
                                                                           --------      --------
INCOME TAXES (note 7)                                                           725        (1,451)
                                                                           --------      --------
NET LOSS FOR THE PERIOD                                                    $ (2,373)     $ (2,008)
                                                                           ========      ========

BASIC AND DILUTED NET LOSS PER SHARE                                       $  (0.03)     $  (0.03)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                  68,463        63,058

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S) (note 9)       68,990        63,657

(1) STOCK-BASED COMPENSATION COSTS INCLUDED IN:
     Cost of sales                                                         $     25      $     --
     Selling and administrative                                                  87             5
     Net research and development                                                25            --
                                                                           --------      --------
                                                                           $    137      $      5
                                                                           ========      ========

(2) The cost of sales is exclusive of amortization, shown seperately.

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF DEFICIT
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


 DEFICIT
                                                       THREE MONTHS ENDED
                                                          NOVEMBER 30,
                                                     -----------------------
                                                          2004          2003
                                                     ---------     ---------
BALANCE - BEGINNING OF PERIOD                        $(380,212)    $(371,788)

ADD
Net loss for the period                                 (2,373)       (2,008)
                                                     ---------     ---------

BALANCE - END OF PERIOD                              $(382,585)    $(373,796)
                                                     ---------     ---------

CONTRIBUTED SURPLUS
                                                        THREE MONTHS ENDED
                                                            NOVEMBER 30,
                                                     -----------------------
                                                          2004          2003
                                                     ---------     ---------
BALANCE - BEGINNING OF PERIOD                        $   1,986     $   1,519

ADD
Premium on resale of share capital                          --             6
Stock-based compensation costs                             137             5
                                                     ---------     ---------
BALANCE - END OF PERIOD                              $   2,123     $   1,530
                                                     =========     =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
          INTERIM UNAUDITED CONSOLIDATED STATEMENTSYEARS OF CASH FLOWS

                          (in thousands of US dollars)


                                                                        THREE MONTHS ENDED
                                                                           NOVEMBER 30,
                                                                     ----------------------
                                                                         2004          2003
                                                                     --------      --------
 CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                              $ (2,373)     $ (2,008)
Add (deduct) items not affecting cash
     Discount on short-term investments                                  (150)          231
     Stock-based compensation costs                                       137             5
     Amortization                                                       2,316         2,606
     Deferred revenue                                                     385           531
     Deferred grants                                                       --          (122)
                                                                     --------      --------
                                                                          315         1,243

Change in non-cash operating items
     Accounts receivable                                                  290        (1,861)
     Income taxes and tax credits                                         346        (3,147)
     Inventories                                                         (947)          850
     Prepaid expenses                                                      16           730
     Accounts payable and accrued liabilities                             459          (791)
                                                                     --------      --------
                                                                          479        (2,976)
                                                                     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                   (65,086)      (79,925)
Proceeds from disposal of short-term investments                       64,330        82,841
Additions to property, plant and equipment and intangible assets         (577)         (405)
                                                                     --------      --------
                                                                       (1,333)        2,511
                                                                     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                               (28)          (25)
Exercise of stock options                                                  86            61
Redemption of share capital                                                --            (2)
Resale of share capital                                                    --             8
                                                                     --------      --------

                                                                           58            42

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                           485           379
                                                                     --------      --------

CHANGE IN CASH                                                           (311)          (44)

CASH - BEGINNING OF PERIOD                                              5,159         5,366
                                                                     --------      --------

CASH - END OF PERIOD                                                 $  4,848      $  5,322
                                                                     --------      --------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at November 30, 2004, and for the three-month periods ended November 30, 2003 and 2004, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except for changes as described in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2    NEW ACCOUNTING STANDARDS

     On September 1, 2004, the company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation". Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The adoption of these new standards had no significant impact on the financial statements of the company.


3    RESTRUCTURING AND OTHER CHARGES

     During the three months ended November 30, 2004, the company incurred $200,000 in restructuring charges to continue the consolidation of the Photonics and Life Sciences Division. The company expects to incur an additional $800,000 mainly in the second and third quarters of fiscal 2005 for a total of $2,700,000 in charges related to this consolidation process.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      Changes in the restructuring charges payable are as follows:

                                                 Balance as at                                                        Balance as at
                                                   August 31,                                                          November 30,
                                                      2004         Additions          Payments       Adjustments           2004
                                                 -------------    ----------        ----------       -----------      -------------
     FISCAL 2004 PLAN                                             (unaudited)       (unaudited)      (unaudited)       (unaudited)

     Severance expenses                              $  467           $   --            $   (1)           $   --           $  466
     Other                                               --              200              (184)               --               16
                                                     ------           ------            ------            ------           ------
                                                        467              200              (185)               --              482
                                                     ------           ------            ------            ------           ------

     FISCAL 2003 PLAN

     Severance expenses                                 109               --                --                --              109
     Exited leased facilities                           386               --              (180)               --              206
     Other                                              197               --                --                --              197
                                                     ------           ------            ------            ------           ------
                                                        692               --              (180)               --              512
                                                     ------           ------            ------            ------           ------

     Fiscal 2001 plan

     Exited leased facilities                            10               --                --                --               10
                                                     ------           ------            ------            ------           ------
     Total for all plans (note                       $1,169           $  200            $ (365)           $   --           $1,004)
                                                     ======           ======            ======            ======           ======


4    INVENTORIES

                                                       AS AT            AS AT
                                                    NOVEMBER 30,      AUGUST 31,
                                                        2004             2004
                                                    ------------      ----------

                                                        (UNAUDITED)

     Raw materials                                    $ 8,517          $ 7,244
     Work in progress                                   1,886            1,370
     Finished goods                                     7,556            6,757
                                                      -------          -------
                                                      $17,959          $15,371
                                                      =======          =======


5    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                       AS AT            AS AT
                                                    NOVEMBER 30,      AUGUST 31,
                                                        2004             2004
                                                    ------------      ----------

                                                             (UNAUDITED)

     Trade                                            $ 5,538          $ 4,484
     Salaries and social benefits                       4,466            3,932
     Restructuring charges (note 3)                     1,004            1,169
     Tax on capital                                       662              526
     Warranty                                             452              390
     Other                                                741              892
                                                      -------          -------
                                                      $12,863          $11,393
                                                      =======          =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Changes in the warranty provision are as follows:

                                                            THREE MONTHS ENDED
                                                               NOVEMBER 30,
                                                           --------------------
                                                             2004         2003
                                                           -------      -------

                                                               (UNAUDITED)

      Balance - Beginning of period                         $ 390        $ 687
      Provision                                               159          105
      Settlement                                             (131)        (420)
      Foreign currency translation adjustment                  34           34
                                                            -----        -----

      Balance - End of period                               $ 452        $ 406
                                                            -----        -----


6     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                            THREE MONTHS ENDED
                                                               NOVEMBER 30,
                                                           --------------------
                                                             2004         2003
                                                           -------      -------

                                                                (UNAUDITED)

       Gross research and development expenses             $ 3,799      $ 3,573
       Research and development tax credits and grants      (1,019)        (744)
                                                           -------      -------

                                                           $ 2,780      $ 2,829
                                                           -------      -------


7     INCOME TAXES

      During the three months ended November 30, 2004, the company recorded income taxes of $725,000, representing income tax payable in some specific tax jurisdictions.

      Since fiscal 2003, the company has been recording a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.


8     CONTINGENCY

      On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the "IPO

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     Litigations"). This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed two amended complaints: one containing master allegations against all of the underwriters in the IPO Litigations, and the other containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. The Court granted the company's motion to dismiss the claims against it under
     Section 11 of the Securities Act. The Court denied the company's motion to dismiss the claims against it under Rule 10b-5. In October 2002, the claims against its officers were dismissed without prejudice pursuant to the terms of the Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

     In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

     Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     provision for this case has been made in the consolidated financial statements as at November 30, 2004.


9    LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                                                               THREE MONTHS ENDED
                                                                                                  NOVEMBER 30,
                                                                                            -------------------------
                                                                                              2004               2003
                                                                                            ------             ------
                                                                                                   (UNAUDITED)

      Basic weighted average number of shares outstanding (000's)                           68,463             63,058
      Dilutive effect of stock options (000's)                                                 473                456
      Dilutive effect of restricted stock awards (000's)                                        54                143
                                                                                            ------             ------

      Diluted weighted average number of shares outstanding (000's)                         68,990             63,657
                                                                                            ======             ======

      Stock options excluded from the calculation of the diluted weighted average number of shares because their exercise price was greater than
          the average market price of the common shares (000's)                              1,811              1,970
                                                                                            ======             ======

     The diluted loss per share for the periods ended November 30, 2003 and 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.


10   SEGMENT INFORMATION

     The company is organized under two reportable segments: the Telecom Division and the Photonics and Life Sciences Division. The Telecom Division offers integrated test solutions to network service providers, system vendors and component manufacturers throughout the global communications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired core telecom technologies for high-tech industrial manufacturing and research markets.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The following tables sets out information by segment:

                                                         THREE MONTHS ENDED NOVEMBER 30, 2004
                                               -----------------------------------------------------

                                                                    PHOTONICS AND LIFE
                                               TELECOM DIVISION      SCIENCES DIVISION       TOTAL
                                               ----------------     -------------------    ----------
                                                                        (UNAUDITED)

    Sales                                           $ 17,431            $    4,166         $ 21,597
    Loss from operations                            $   (980)           $     (357)        $ (1,337)
    Unallocated items
        Interest and other income                                                               724
        Foreign exchange loss                                                                (1,035)
                                                                                           --------
    Loss before income taxes                                                                 (1,648)
        Income taxes                                                                            725
                                                                                           --------
    Net loss                                                                               $ (2,373)
                                                                                           ========

                                                         THREE MONTHS ENDED NOVEMBER 30, 2003
                                               -----------------------------------------------------

                                                                    PHOTONICS AND LIFE
                                               TELECOM DIVISION      SCIENCES DIVISION       TOTAL
                                               ----------------     -------------------    ----------
                                                                        (UNAUDITED)

    Sales                                           $ 12,142            $    3,820         $ 15,962
    Loss from operations                            $ (2,380)           $     (765)        $ (3,145)
    Unallocated items
        Interest and other income                                                              156
        Foreign exchange loss                                                                 (470)
                                                                                           --------
    Loss before income taxes                                                                (3,459)
        Income taxes                                                                        (1,451)
                                                                                           --------
    Net loss                                                                               $(2,008)
                                                                                           ========

                                                         AS AT          AS AT
                                                      NOVEMBER 30,   AUGUST 31,
                                                          2004          2004
                                                     -------------   ----------
                                                      (UNAUDITED)

      TOTAL ASSETS
          Telecom Division                             $  65,672      $  59,463
          Photonics and Life Sciences Division            15,981         15,915
          Unallocated assets                             107,407         97,413
                                                       ---------      ----------
                                                         189,060      $ 172,791
                                                       =========      ==========


      Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


11   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company's most recent annual consolidated financial statements. This note describes significant additional changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                                                                 THREE MONTHS ENDED
                                                                                    NOVEMBER 30,
                                                                               ----------------------
                                                                                   2004          2003
                                                                               --------      --------

                                                                                     (UNAUDITED)

     Net loss for the period in accordance with Canadian GAAP                  $ (2,373)     $ (2,008)
     Stock-based compensation costs related to stock option plan                     --            98
     Stock-based compensation costs related to stock purchase plan                   --           (61)
     Stock-based compensation costs related to restricted stock award plan           --          (173)
     Unrealized gains on forward exchange contracts                                 209           601
                                                                               --------      --------

     Net loss for the period in accordance with U.S. GAAP                        (2,164)       (1,543)

     Other comprehensive income
        Unrealized gains on forward exchange contracts                            1,036            --
        Foreign currency translation adjustments                                 15,129         7,614
                                                                               --------      --------

     Comprehensive income                                                      $ 14,001      $  6,071
                                                                               ========      ========

     Basic and diluted net loss per share in accordance with U.S. GAAP         $  (0.03)     $  (0.02)


     SHAREHOLDERS' EQUITY

     As a result  of the  aforementioned  adjustments  to net  loss and  other
     comprehensive   income,   significant   differences   with   respect   to
     shareholders' equity under U.S. GAAP are as follow:

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

     SHARE CAPITAL
                                                                                     AS AT         AS AT
                                                                                  NOVEMBER 30,   AUGUST 31,
                                                                                      2004         2004
                                                                                  ------------   ---------

                                                                                  (UNAUDITED)

      Share capital in accordance with Canadian GAAP                               $ 521,819     $ 521,733
      Stock-based compensation costs related to stock purchase plan
          Current period                                                                  --           (47)
          Cumulative effect of prior periods                                           2,356         2,403
      Reclassification from other capital upon exercise of restricted stock awards
          Current period                                                                  --         1,784
          Cumulative effect of prior periods                                           6,636         4,852
      Shares issued upon business combinations
          Cumulative effect of prior periods                                          65,584        65,584
                                                                                   ---------     ---------

      Share capital in accordance with U.S. GAAP                                   $ 596,395     $ 596,309
                                                                                   =========     =========

      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                       AS AT           AS AT
                                                                                   NOVEMBER 30,     AUGUST 31,
                                                                                       20004           2004
                                                                                   ------------    -----------

                                                                                    (UNAUDITED)

      Deferred stock-based compensation costs in accordance with Canadian GAAP       $     --      $     --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                 (122)       (1,463)
          Cumulative effect of prior periods                                          (31,039)      (29,576)
      Amortization for the period
          Current period                                                                  156         1,718
          Cumulative effect of prior periods                                           14,813        13,095
      Reduction of stock-based compensation costs
          Current period                                                                   24            84
          Cumulative effect of prior periods                                           15,287        15,203
                                                                                     --------      --------

      Deferred stock-based compensation costs in accordance with U.S. GAAP           $   (881)     $   (939)
                                                                                     ========      ========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


OTHER CAPITAL

                                                                                            AS AT             AS AT
                                                                                        NOVEMBER 30,        AUGUST 31,
                                                                                            2004               2004
                                                                                        -----------        ------------
                                                                                        (UNAUDITED)

      Other capital in accordance with Canadian GAAP                                    $      --        $       --
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                                      122             1,463
          Cumulative effect of prior periods                                               28,357            26,894
      Reduction of stock-based compensation costs
          Current period                                                                      (43)             (439)
          Cumulative effect of prior periods                                              (17,052)          (16,613)
      Reclassification to share capital upon exercise of restricted stock awards
          Current period                                                                       --            (1,784)
          Cumulative effect of prior periods                                               (6,636)           (4,852)
                                                                                        ---------        ----------

      Other capital in accordance with U.S. GAAP                                        $   4,748        $    4,669
                                                                                        =========        ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      DEFICIT

                                                                                AS AT           AS AT
                                                                             NOVEMBER 30,    AUGUST 31,
                                                                                 2004           2004
                                                                              ---------      ----------

                                                                              (UNAUDITED)

      Deficit in accordance with Canadian GAAP                                $(382,585)     $(380,212)
      Stock-based compensation costs related to stock-based compensation plans
          Current period                                                             --           (867)
          Cumulative effect of prior periods                                    (12,273)       (11,406)
      Unrealized gains (losses) on forward exchange contracts, net income taxes
          Current period                                                            209           (280)
          Cumulative effect of prior periods                                      1,171          1,451
      Change in reporting currency
          Cumulative effect of prior periods                                      1,016          1,016
      Future income taxes on acquired in-process research and development
          Cumulative effect of prior periods                                     (1,380)        (1,380)
      Amortization of intangible assets, net of income taxes
          Cumulative effect of prior periods                                        712            712
      Write-down of goodwill and intangible assets, net of income taxes
          Cumulative effect of prior periods                                    (55,225)       (55,225)
      Valuation allowance on future income tax assets
          Cumulative effect of prior periods                                       (252)          (252)
      Amortization of goodwill
          Cumulative effect of prior periods                                    (17,716)       (17,716)
                                                                              ---------      ---------

      Deficit in accordance with U.S. GAAP                                    $(466,323)     $(464,159)
                                                                              =========      =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                     AS AT          AS AT
                                                                                 NOVEMBER 30,    AUGUST 31,
                                                                                    2004             2004
                                                                                   -------       ----------

                                                                                 (UNAUDITED)

      Accumulated other comprehensive income in accordance with Canadian GAAP
      Foreign currency translation adjustments                                     $    --          $    --
          Current period                                                            15,129            5,969
          Cumulative effect of prior periods                                        11,188            5,219
      Unrealized gains on forward exchange contracts
          Current period                                                             1,036              689
          Cumulative effect of prior periods                                           689               --
                                                                                   -------          -------

      Accumulated other comprehensive income in accordance with U.S. GAAP          $28,042          $11,877
                                                                                   =======          =======


     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP.

                                                       AS AT NOVEMBER 30, 2004                   AS AT AUGUST 31, 2004
                                                  --------------------------------          --------------------------------
                                                  AS REPORTED            U.S. GAAP          AS REPORTED            U.S. GAAP

                                                   (UNAUDITED)         (UNAUDITED)

      Goodwill
          Cost                                      $  98,633            $ 106,032            $  93,967            $ 102,138
          Accumulated amortization                    (78,289)             (96,757)             (75,574)             (93,753)
                                                    ---------            ---------            ---------            ---------

                                                    $  20,344            $   9,275            $  18,393            $   8,385
                                                    =========            =========            =========            =========
      Shareholders' equity
          Share capital                             $ 521,819            $ 596,395            $ 521,733            $ 596,309
          Contributed surplus                           2,123                1,537                1,986                1,537
          Cumulative translation
               adjustement                             30,010                   --               13,820                   --
          Deficit                                    (382,585)            (466,323)            (380,212)            (464,159)
          Deferred stock-based
               compensation costs                          --                 (881)                  --                 (939)
          Other capital                                    --                4,748                   --                4,669
          Accumulated other
               comprehensive income                        --               28,042                   --               11,877
                                                    ---------            ---------            ---------            ---------

                                                    $ 171,367            $ 163,518            $ 157,327            $ 149,294
                                                    =========            =========            =========            =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSYEARS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     RESEARCH AND DEVELOPMENT TAX CREDITS

     During the three months ended November 30, 2003 and 2004, net research and development expenses under Canadian GAAP included tax credits that are refundable against taxable income of $400,000 and $582,000, respectively. Under U.S. GAAP, these credits would have been recorded in the income taxes. This difference had no impact on the net loss and net loss per share figures for the reporting periods.


     STATEMENTS OF CASH FLOWS

     For the three months ended November 30, 2003 and 2004, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.


     NEW ACCOUNTING STANDARDS

     In November 2004, the Financial Accounting Standards Board has issued Statement of Financial Position (SFAS) 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this new statement on September 1, 2005 and does not expect this to have a significant impact on its financial statements.

     On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted after September 1, 2003.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ECONOMIC UNCERTAINTY, CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS AND HIGH-TECH INDUSTRIAL MANUFACTURING SECTORS, FLUCTUATING EXCHANGE RATES AND OUR ABILITY TO EXECUTE IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, THE QUICK ADAPTATION OF OUR COST STRUCTURES TO ALIGN WITH ANTICIPATED LEVELS OF BUSINESS, THE MANAGEMENT OF OUR INVENTORY LEVELS ACCORDING TO MARKET DEMAND); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED BUSINESSES; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSION. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS DATED JANUARY 5, 2005.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


INDUSTRY OVERVIEW

         The global telecommunications market environment continued to improve in the first quarter of fiscal 2005, especially in the United States, following a major announcement by the Federal Communications Commission (FCC). The FCC, which regulates the telecommunications industry in the United States, ruled that network service providers (NSPs) will not have to share their optical links (at reduced prices) with other carriers for fiber-to-the-curb
(FTTC) and fiber-to-the-node (FTTN) deployments as it had done earlier for fiber-to-the-premises (FTTP) deployments. These latest announcements prompted immediate responses by U.S.-based, Tier-1 NSPs, who publicly announced they will accelerate their fiber deployments deeper into access networks.

While fiber deployments in access networks are stronger in the North American market (with the exception of Japan and Korea), the shift to converged Internet protocol (IP)-based networks is a worldwide phenomenon. NSPs, on a global basis, are turning to a single, IP-based network architecture that carries voice, data and video services in order to drastically reduce costs.

         These key market trends affected multiple segments of the global telecommunications supply chain. System manufacturers benefited from NSP orders for next-generation, converged IP networks and fiber deployments in access areas. Component vendors began seeing incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors, whose products enable customers to reduce capital expenditures (CAPEX) and operating expenses (OPEX), attracted the attention of NSPs, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx (FTTP, FTTC, FTTN) applications.


COMPANY OVERVIEW

         Sales reached $21.6 million in the first quarter of 2005, of which 25.0% was shipped to a U.S.-based, Tier-1 NSP. Historically, sales to our top customer represented less than 10% of total sales on a quarterly basis, but in two of the last three quarters, one customer has accounted for more than 25.0% of our sales.

         We believe this unusual sales concentration is largely due to our leadership position in the FTTx test market. A number of NSPs are initiating major deployments of FTTx networks in order to offer their end-customers bundled voice, data and video services.

         In the first quarter of 2005, we launched seven new products, including a next-generation SONET/SDH analyzer for testing data-centric IP networks, a Gigabit Ethernet test solution with voice-over-IP (VoIP) test capabilities, and an optical spectrum analyzer (OSA) for coarse wavelength division multiplexing (CWDM) applications in metro and access networks.

         We recorded a foreign exchange loss of $1.0 million, or $0.02 per share, due to the significant depreciation of the US dollar, compared to the Canadian dollar during the first quarter of fiscal 2005. In addition to this foreign exchange loss, our P&L line items were also negatively affected by this depreciation of the US dollar a significant portion of our expenses are incurred in Canadian dollars and we report our results in US dollars.

         We incurred $200,000 in restructuring charges to continue the consolidation of our Photonics and Life Sciences Division in the first quarter of 2005. We had sustained $1.7 million in restructuring and other charges in the fourth quarter of 2004 and we expect to incur an additional $800,000 in the second and third quarter of 2005 for a total of $2.7million in charges related to this consolidation process. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.

         During the first quarter of fiscal 2005, some conditions of the formal offer to buy one of our buildings, received at the beginning of this quarter, were not met and this offer has been declined. Consequently, management has decided to withdraw the building from the market.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

         For a complete description of our strategy and related key performance indicators as well as our capability to deliver results, please refer to the corresponding sections in our most recent Annual Report filed with the securities commissions.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report filed with the securities commissions.

         During the first quarter of fiscal 2005, we have adopted the following new Canadian Institute of Chartered Accountants handbook sections:

         o    Section 1100, "Generally Accepted Accounting Principles"

         o    Section 1400, "General Standards of Financial Statement
              Presentation"

RESULTS OF OPERATIONS

         The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2003 and 2004, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 11 to our interim consolidated financial statements. Our functional currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth certain interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

                                                               THREE MONTHS ENDED                      THREE MONTHS ENDED
                                                                   NOVEMBER 30,                            NOVEMBER 30,
                                                           --------------------------             -------------------------
                                                             2004              2003                 2004              2003
                                                           --------          --------             -------           -------
                                                                   (UNAUDITED)                           (UNAUDITED)

CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Sales                                                      $ 21,597          $ 15,962               100.0%            100.0%
Cost of sales                                                10,225             7,815                47.3              49.0
                                                           --------          --------             -------           -------
Gross margin                                                 11,372             8,147                52.7              51.0
                                                           --------          --------             -------           -------
Operating expenses
     Selling and administrative                               7,413             5,857                34.3              36.7
     Net research and development                             2,780             2,829                12.9              17.7
     Amortization of property, plant and
         equipment                                            1,094             1,321                 5.1               8.3
     Amortization of intangible assets                        1,222             1,285                 5.7               8.0

     Restructuring charges                                      200                --                 0.9              --
                                                           --------          --------             -------           -------
Total operating expenses                                     12,709            11,292                58.9              70.7
                                                           --------          --------             -------           -------
Loss from operations                                         (1,337)           (3,145)               (6.2)            (19.7)
Interest and other income                                       724               156                 3.4               0.9
Foreign exchange loss                                        (1,035)             (470)               (4.8)             (2.9)
                                                           --------          --------             -------           -------
Loss before income taxes                                     (1,648)           (3,459)               (7.6)            (21.7)
Income taxes (recovery)                                         725            (1,451)                3.4              (9.1)
                                                           --------          --------             -------           -------
Net loss for the period                                    $ (2,373)         $ (2,008)              (11.0)%           (12.6)%
                                                           ========          ========             =======           =======

Basic and diluted net loss per share                       $  (0.03)         $ (0.03)

Segment information:
     Sales:
         Telecom Division                                  $ 17,431          $ 12,142                80.7%             76.1%
         Photonics and Life Sciences Division                 4,166             3,820                19.3              23.9
                                                           --------          --------             -------           -------
                                                           $ 21,597          $ 15,962               100.0%            100.0%
                                                           ========          ========             =======           =======

     Loss from operations:
         Telecom Division                                  $   (980)         $ (2,380)               (4.5)%           (14.9)%
         Photonics and Life Sciences Division                  (357)             (765)               (1.7)             (4.8)
                                                           --------          --------             -------           -------
                                                           $ (1,337)         $ (3,145)               (6.2)%           (19.7)%
                                                           ========          ========             =======           =======

Research and development data:
     Gross research and development                        $  3,799          $  3,573                17.6%             22.4%
     Net research and development                          $  2,780          $  2,829                12.9%             17.7%

OTHER STATEMENTS OF EARNINGS DATA: (1)
     Pro forma net loss                                    $   (814)         $ (2,124)               (3.8)%           (13.3)%
     Basic  and  diluted  pro forma net loss per share     $  (0.01)         $  (0.03)

(1) Net loss excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual income tax recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to the "Net loss and pro forma net loss" section included further in this document.

SALES

         For the three months ended November 30, 2004, our global sales increased 35.3% to $21.6 million from $16.0 million for the same period last year, with an 81%-19% split in favor of our Telecom Division.


TELECOM DIVISION

         For the three months ended November 30, 2004, sales of our Telecom Division increased 43.6% to $17.4 million from $12.1 million for the same period last year. Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx), in particular from a U.S.-based, Tier-1 NSP customer, who accounted for 31% of our telecom sales in this quarter. In addition, the positive spending environment helped us increase sales this quarter.

         Over the last few months, we have been offering new and enhanced extented-warranty programs, which significantly increased our extended-warranty sales. Revenues from these sales are deferred and recognized over the warranty period, causing our deferred revenue in the balance sheet to increase.


PHOTONICS AND LIFE SCIENCES DIVISION

         For the three months ended November 30, 2004, sales of our Photonics and Life Sciences Division increased 9.1% to $4.2 million from $3.8 million for the same period last year. The increase in sales is due to market share gain in the illumination market.

         Overall, for the two divisions, net accepted orders increased 38% to $23.3 million in the first quarter of fiscal 2005 from $16.9 million for the same period last year. The slight improvement in the telecommunications market environment, the increased demand for our FTTx test solutions as well as market-share gains in the telecommunications and life sciences markets helped us increase our bookings year-over-year. Our net book-to-bill ratio rose to
1.08 in the first quarter of 2005, from 1.06 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 0.96.


GEOGRAPHIC DISTRIBUTION

         For the three months ended November 30, 2004, sales to the Americas, Europe-Middle East-Africa (EMEA) and to the Asia-Pacific (APAC) region accounted for 71%, 18% and 11% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 65%, 17% and 18% of global sales, respectively. Our sales to the Americas, which increased 48% year-over-year, benefited from the recent deployments of fiber deeper into the access networks, which, as mentionned above, occurred mainly in the United States. Our sales to EMEA also increased significantly (47%) year-over-year, mainly due to market share gains in both divisions. Our sales to APAC decreased 19% year-over-year. Most of our sales to this maket are made through tenders that may vary in number and importance from quarter to quarter.

         Through our two divisions, we sell our products to a broad range of customers, including NSPs, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During the three months ended November 30, 2004, a large portion of our sales was attributed to a single customer, accounting for 25.0% of our total sales. During that same period, our top three customers accounted for

30.6% of sales. For the corresponding period last year, no customer accounted for more than 8.4% of sales and our top three customers accounted for 17.0% of sales.

         Considering the sales level and the net book-to-bill ratio for the first quarter of fiscal 2005 as well as the benefits expected from our recent product introductions, we still believe that we will achieve our KPI; that is, 20% sales growth year-over-year in a stable telecommunications market.

GROSS MARGIN

         Gross margin amounted to 52.7% of sales for the three months ended November 30, 2004, compared to 51.0% for the same period last year.

         The increase in our gross margin can be explained by the following factors. First, we were able to reduce our cost of goods sold with lower purchasing price of various commodities we buy. In addition, the significant rise in sales resulted in an increase in manufacturing activities allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and cost-reduction programs allowed us to improve our gross margin year-over-year. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. Finally, the customer mix and pricing pressure observed in the first quarter of fiscal 2005 also prevented us from further improving our gross margin.

         Considering the current state of the telecommunications industry, our cost reduction measures, our tight control on operating costs as well as our expected sales growth, we believe that our gross margin will improve in fiscal 2005, compared to 2004. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, any additional increase in the strength of the Canadian dollar over the next quarters will have a negative impact on our gross margin. Finally, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.


SELLING AND ADMINISTRATIVE

         For  the  three   months  ended   November  30,  2004,   selling  and
administrative expenses were $7.4 million, or 34.3% of sales, compared to $5.9 million, or 36.7% of sales for the same period last year.

         The increase in our selling and administrative expenses (in dollars) is mainly related to the significant increase in our sales, which caused our commission expenses to increase year-over-year, and to the increase of sales and marketing expenditures (including additional personal), resulting from our strategic decision to expand our sales organization in order to better leverage the various leading technologies developed over the past fiscal years. In addition, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as more than half of our selling and administrative expenses are incurred in Canadian dollars. Furthermore, stock-based compensation costs as well as expenses related to compliance with the Sarbanes-Oxley Act of 2002 were higher than in fiscal 2004, further increasing our selling and administrative expenses year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce our selling and administrative expenses in percentage of sales year-over-year due to tight cost-control measures and our recent consolidation actions.

         For the upcoming quarters, we expect our selling and administrative expenses to increase in dollars and be relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar will also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.


RESEARCH AND DEVELOPMENT

         For the three months ended November 30, 2004, gross research and development expenses totaled $3.8 million, or 17.6% of sales, compared to $3.6 million, or 22.4% of sales for the same period last year.

         In fiscal 2005, most of our gross research and development expenses were incurred in Canadian dollars as we have consolidated most of our R&D activities in Canada. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year, caused our gross research and development expenses to increase year-over-year. Nonwithstanding the increased strength of the Canadian dollar, our gross research and development expenses would have decreased year-over-year (in absolute dollar amount), mainly due to the mix and timing of R&D projects and the consolidation of our R&D activities. The decrease in our gross research and development expenses, as a percentage of sales is directly related to the significant increase in our sales year-over-year.

         We still invested significantly in research and development activities in the first quarter of fiscal 2005, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are key to gaining market share in the current economic environment and to ensuring the long-term growth and profitability of the company.

         For the three months ended November 30, 2004, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.0 million, or 26.8% of gross research and development expenses, compared to $744,000, or 20.8% of gross research and development expenses for the same period last year. The increase in our tax credits and grants is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our R&D activities in Canada, we incurred most of our R&D expenses in Canada, where we are entitled to R&D tax credits and grants.

         In the first quarter of fiscal 2005, 43% of sales originated from products that have been on the market for two years or less. For the first quarter of 2004, this number reached 38% of sales. The 2005 figure is slightly below our fiscal 2005 objective of 45%. With the help of the 20 new products brought to the market place in fiscal 2004 - several of which were released in the second half of the fiscal year - and the seven new ones lauched in the first quarter of fiscal 2005, we remain confident that we will achieve our KPI of 45% for fiscal 2005.

         We expect to continue investing significantly in research and development activities in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

         For the three months ended November 30, 2004, amortization of property, plant and equipment was $1.1 million, compared to $1.3 million for the same period last year. The decrease in the amortization expense year-over-year, despite the significant increase in the strength of Canadian dollar compared to the US dollar, is mainly due to the fact the some of our property, plant and equipment have become fully amortized during fiscal 2004.

RESTRUCTURING CHARGES

         For the three months ended November 30, 2004, restructuring charges amounted to $200,000. These charges were recorded in conjunction with the transfer of EXFO Burleigh's operations mainly to Toronto. This consolidation process started in the last quarter of fiscal 2004 and will extend through the third quarter of 2005. In the first quarter of 2004, we had no restructuring charges.

INTEREST AND OTHER INCOME

         For the three months ended November 30, 2004, interests and other income amounted to $724,000, compared to $156,000 for the same period last year. During the first quarter of fiscal 2005, we finally cashed R&D tax credits claimed in fiscal 2001 and we were granted $162,000 in interest by the tax authorities. In addition, our interest income was higher in the first quarter of 2005 than during the same period last year because of the increase in our cash position following our public offering in February 2004 and the increase in interest rates. Furthermore, in the first quarter of 2005, we recorded $125,000 for sale of excess assets. Finally, in the first quarter of fiscal 2004, we recorded an interest expense of $169,000 in relation to a tax assessment.

FOREIGN EXCHANGE LOSS

         For the three months ended November 30, 2004, the foreign exchange loss amounted to $1.0 million, compared to $470,000 for the same period last year.

         Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the three months ended November 30, 2004, the Canadian dollar value increased significantly and rapidly compared to the US dollar (increase of CA$0.13, or 9.6%), resulting in a significant foreign exchange loss during this quarter. During the same period last year, the Canadian dollar value also increased significantly compared to the US dollar (increase of CA$0.09, or 6.3%), resulting in a significant but less important exchange loss during that period. The increase in our foreign exchange loss year-over-year, in percentage, was greater than the increase in the value of the Canadian dollar, in percentage, as we had a higher level of activity in the first quarter of fiscal 2005, compared to the same period last year.

         We manage our exposure to currency risk with forward exchange contracts. In addition, some of our operating activities are denominated in currencies other than the Canadian dollar, which further hedges this risk. However, any further increase in the value of the Canadian dollar, compared to the US dollar, will continue to have a negative impact on our operating results.

INCOME TAXES

         For the three months ended November 30, 2004, we recorded an income tax expense of $725,000, compared to an income tax recovery of $1.5 million for the same period last year. The income tax expense recorded in the first quarter of fiscal 2005 represented income taxes payable in some specific tax jurisdictions. The income tax recovery recorded in the first quarter of fiscal 2004 was mainly due to the $1.4 million unusual recovery of income taxes paid in previous periods.

         Since fiscal 2003, we have been recording a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our future periods' income tax rates will be distorted compared to statutory rates.

NET LOSS AND PRO FORMA NET LOSS

         Net loss amounted to $2.4 million and $2.0 million for the three months ended November 30, 2004 and 2003, respectively. In terms of per share amounts, we recorded a net loss of $0.03 for each of the three months ended November 30, 2004 and 2003, respectively.

         Also, as a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual income tax recovery.

         Pro forma net loss amounted to $814,000 and $2.1 million for the three months ended November 30, 2004 and 2003, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.01 and $0.03 for the three months ended November 30, 2004 and 2003, respectively.

         Pro forma net loss is reconciled as follows:

                                                                 THREE MONTHS ENDED NOVEMBER 30,
                                                                 -------------------------------
                                                                    2004                 2003
                                                                 ----------           ----------
                                                                 (unaudited)          (unaudited)

Net loss according to GAAP                                        $  (2,373)          $   (2,008)

Pro forma adjustments:

Stock-based compensation costs                                          137                    5
Amortization of intangible assets                                     1,222                1,285
Restructuring charges                                                   200                    -
Unusual income tax recovery                                               -               (1,406)
                                                                  ---------           ----------
Pro forma net loss                                                $    (814)          $   (2,124)
                                                                  ---------           ----------

Basic and diluted net loss per share                              $    (0.03)         $    (0.03)
Basic and diluted pro forma net loss per share                    $    (0.01)         $    (0.03)

         One of the three main objectives of our strategic plan was to maximize profitability. We believe that such an objective will be achieved by being profitable on a pro forma basis. In the first quarter of fiscal 2005, we fell short of our objective, mainly because of the negative impact of the increased strength of the Canadian dollar. However, we remain confident that we will attain this strategic objective for fiscal 2005.

         We disclose pro forma financial data in order to provide supplemental information regarding our results of operations and to enhance our investors' overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing our results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management's comparison of current results with the company's historical results of operations and strategic plan and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net loss. As a result, our pro forma net loss may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

         As at November 30, 2004 cash and short-term investments consisted of $98.6 million, while our working capital was at $126.8 million. Our cash and short-term investments increased $9.4 million compared to August 31, 2004, mainly due to an unrealized foreign exchange gain of $9.3 million on cash and short-term investments as well as cash flows from operating activities of $479,000. However, the increase in cash and short-term investment was offset in part by the cash payments of $577,000 for the purchase of property, plant and equipment. The unrealized foreign exchange gain resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $5.5 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $479,000 for the three months ended November 30, 2004, compared to cash flows used of $3.0 million for the same period last year. Cash flows provided by operating activities in the first quarter of fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $315,000 and the positive net change in non-cash operating items of $164,000.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $1.3 million for the three months ended November 30, 2004, compared to cash flows provided of $2.5 million for the same period last year. In the first quarter of fiscal 2005, we sold $756,000 worth of short-term investments and paid $577,000 for the purchase of property, plant and equipment.


FORWARD EXCHANGE CONTRACTS

         We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

         Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

         As at January 5, 2005, we held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                                               WEIGHTED AVERAGE
EXPIRY DATES:                            CONTRACTUAL AMOUNTS          CONTRACTUAL FORWARD RATES
                                         -------------------          -------------------------
    January 2005 to August 2005                        7,200                             1.4217
    September 2005 to November 2007                   14,400                             1.3030


         As at January 5, 2005, these forward exchange contracts generated deferred unrealized gains of US$2.1 million. Deferred unrealized gains were calculated using exchange rate of CA$1.2252 = US$1.00 as at January 5, 2005.


CONTINGENCY

         As discussed in note 8 to our interim consolidated financial statements, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket.

         In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

         Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at November 30, 2004.


SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at December 31, 2004, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30,640,349 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,794,668 as at November 30, 2004. The weighted average exercise price of those stock options was $13.74 compared to the market price of $5.20 per share as at November 30, 2004. The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2004:

                                                                                     % OF ISSUED          WEIGHTED
                                                                                         AND              AVERAGE
                                                                     NUMBER          OUTSTANDING       EXERCISE PRICE
                                                                  -----------        -----------       --------------
Chairman of the Board, President and CEO
(one individual)                                                      150,482                5.4%      $         9.91
Board of Directors (five individuals)                                 194,375                7.0%      $         6.23
Management and Corporate Officers
(eight individuals)                                                   345,591               12.4%      $        14.17
                                                                  -----------        -----------       --------------
                                                                      690,448               24.8%      $        11.01
                                                                  ===========        ===========       ==============

RESTRICTED STOCK AWARD PLAN

         In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 53,592 as at November 30, 2004. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil. All restricted stock awards vested on December 20, 2004.

RISKS AND UNCERTAINTIES

         Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         Firstly, we are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars for sale. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months will negatively affect our results of operations.

         Secondly, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.